UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 26, 2021

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Redemption of $100.0 Million of 11.25% Senior Secured Notes due 2022

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”), a global seaborne shipping and logistics company, announced that on July 23, 2021, the Company completed the redemption of an aggregate principal amount of $100,000,000 of the 11.25% Senior Secured Notes due 2022 (the “Notes”) at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date.

All of the redeemed Notes were cancelled. After the redemption, $205,000,000 in aggregate principal amount of Notes remain outstanding.

The information contained in this Report shall not be incorporated by reference into any previous or future registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), unless specifically identified therein as being incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: July 26, 2021

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated July 26, 2021.